N E W S R E L E A S E

June 17, 2013

Nevsun Completes Copper Expansion Project and
Announces Updated Guidance for 2013

Highlights

  Copper flotation plant completed on time and under budget
  Commenced “hot” plant commissioning with pyrite sand ore
  Supergene copper flotation to start September 2013 after completion of pyrite sand flotation
  2013 forecast gold production increased to 110,000 ounces
  2013 forecast copper production revised to 30 to 50 million pounds
  Over $100 million in revenues possible from additional pyrite sand ore processing
  Annualized copper production rate of 200 million pounds per annum expected by Q1 2014

Nevsun Resources Ltd. (TSX:NSU / NYSE MKT:NSU) is pleased to report the copper flotation circuit construction is complete at the Company’s Bisha mine in Eritrea. The copper expansion project was completed on time and will be under budget.  The Company also reports that the decision has been made to process the precious metal rich pyrite sands by flotation prior to copper supergene ore flotation.

“The successful completion on time and under budget of the new copper flotation plant, clearly demonstrates our ability to deliver capital projects, even in the face of the current capital cost challenge our industry faces”, stated Cliff Davis, President and CEO of Nevsun. “This additional pyrite sand material and the additional $100 million revenue proves once again that Bisha is a tremendous deposit.”

Copper Expansion Project Update
Construction of the copper expansion project is complete. Wet commissioning tests are finished. Bisha has started hot commissioning using pyrite sand to a produce precious metals (PM) concentrate. Some relatively minor infrastructure will be completed over the next few months and final project costs will be reported in due course.

The pyrite sands will be processed through the copper rougher flotation circuit and the concentrate thickener and pressure filters. The crushing/grinding circuit and the tails disposal infrastructure remains the same as the current carbon-in-leach (CIL) gold plant.  The cleaner flotation cells and regrind mills, while complete and in place, will only be commissioned using supergene ore starting in September 2013, after completion of pyrite sand processing.

Production Guidance Update
Processing of oxide ore from Bisha Main and Harena deposits is complete, with the exception of oxide ore remaining in the northeast layback of the Bisha Main pit (estimated 25,000 to 30,000 in-situ gold ounces). Mining of the northeast layback ore is expected in late Q3 2013 and subsequent processing of this ore in the CIL plant will be based upon an economic trade-off study as compared with pyrite sand and copper supergene ore processing, with a decision to be made in late Q3 2013. If the northeast layback ore is not processed, it will be stockpiled for future processing.

We estimate that the pyrite sand will yield a PM concentrate containing over 20,000 ounces gold and over 2 million ounces silver.  In addition, the flotation tails (waste) from the pyrite sand processing will be directed into the CIL circuit where an additional estimated 30,000 ounces of gold will be recovered in dore in Q3 2013.  The current plan is to use this PM concentrate for future blending into the copper concentrate over the subsequent 6 to 12 months.

At $1,400 per ounce gold and $22 per ounce silver, the potential revenue to be realized from this material alone is believed to exceed $100 million over the next 6 to 12 months. The pyrite sand ore was never included in the latest mineral reserve estimate due to its unconsolidated nature and inability to core drill and sample assay. The economics of processing this additional ore through the new flotation plant more than justifies the slight delay to originally planned start of copper concentrate production.

Based upon the above, 2013 guidance is revised to 110,000 ounces gold produced (excluding the 25,000 to 30,000 ounces in the northeast layback but including the 30,000 ounces from the pyrite sand flotation tails) and between 30 to 50 million pounds of contained copper in concentrate. After ramp-up of copper supergene ore is completed in Q1 2014, the Bisha operation is expected to produce in the order of 200 million pounds of copper on an annualized basis at less than $1.00 per pound cash cost.

Change in Gold Index
The Company has been advised that after close of trading on June 21, 2013, Nevsun will be removed from NYSE Arca Gold Miners Index because Nevsun’s revenue will be switching to majority copper from majority gold during 2013. Nevsun has been advised that the Van Eck Gold Miners ETF is required to sell its position in Nevsun since the ETF tracks the index. During March of this year a similar event occurred when Nevsun was deleted from the Van Eck’s proprietary Market Vectors Junior Gold Miners index, at which time the company experienced very significant trading volumes and was essentially price neutral.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future regarding the Company’s continuing operations in Eritrea including but not limited to future gold and copper production, copper phase expansion and the transition to copper production, all of which are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, lenders, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; or (ix) the Company incurs unanticipated costs as a result of the transition from the oxide phase of the Bisha mining operations to the copper phase in 2013; (x) are associated with the speculative nature of exploration activities, periodic interruptions to exploration, failure of drilling, processing and mining equipment, the interpretation of drill results and the estimation of mineral resources and reserves, changes to exploration and project plans and parameters and other risks are more fully described in the Company’s Management Discussion and Analysis for the fiscal year ended December 31, 2012, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Please see the Company’s Annual Information Form for the fiscal year ended December 31, 2012, and the Company’s Management Discussion and Analysis for the year ended December 31, 2012, for a more complete discussion of the risk factors associated with our business.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine commenced commercial gold production in February 2011 and is transitioning to copper/gold production in H2 2013. Management expects the Bisha Mine will rank as one of the highest grade open pit base metal deposits in the world.

NEVSUN RESOURCES LTD. "Cliff T. Davis" Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com